Exhibit 99.1

Bogota D.C. August 27, 2019

RELEVANT INFORMATION

Avianca Holdings S.A. (“Avianca Holdings” or the “Company”), would like to make public the clarifications made by Mr. Roberto Kriete with respect to the unlawfully obtained video that was published on social media, without taking into account the full context of the meeting.

“Roberto Kriete, in my capacity as Chair of the Board of Directors of Avianca Holdings, would like to make the following clarification regarding the unlawfully obtained and published video of the internal meeting held with certain employees of the Company, which does not consider the full context of such meeting:

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During the meeting, I colloquially used the term “bankrupt” to erroneously refer to the Company’s situation. It was not my intention, under any circumstance, to state that Avianca Holdings is under a process of bankruptcy or insolvency governed under any law or has applied to be made subject to any such process, or any similar process, in Panamá, Colombia or any other jurisdiction.

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The purpose of the meeting was to emphasize the support and commitment required of all members of the Company to undertake the previously announced “Avianca 2021” plan, that has as it goals, among others, (a) the re-profiling of our debt through agreements with the Company’s counterparties, (b) fleet optimization, (c) strengthening of the Bogota hub, (d) generate consistent cash flow that would achieve conservative leverage levels, and (e) achieve sustainable and competitive growth. Overall, my statements during this internal meeting are aligned with the “Avianca 2021” plan.”

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 1342

ir@avianca.com